BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan
Kristina Aberg

March 18, 2013

Re:	Aviv REIT, Inc.
Registration Statement Filed on Form S-11
Registration No. 333-185532

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between March 11, 2013 and the date hereof, the number of Preliminary Prospectuses dated March 11, 2013, which were furnished to 8 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 7,254.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 3:00 p.m., Washington D.C. time, on March 20, 2013 or as soon as practicable thereafter.

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Very truly yours,

Acting on behalf of themselves and the several Underwriters.

By:	Morgan Stanley & Co. LLC

By:	/s/ Daniel Swanstrom
	Name:	Daniel Swanstrom
	Title:	Executive Director